September 14, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (215)546-5388

Mr. Jonathan Z. Cohen
Chief Executive Officer
Resource America, Inc.
1845 Walnut Street, Suite 100
Philadelphia, PA 19103

Re: Resource America, Inc.
Form 10-K and Form 10-K/A for the Fiscal Year Ended September 30, 2005
Filed December 14, 2005, and March 27, 2006
File No. 0-4408

Dear Mr. Cohen:

We have reviewed your filing and have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2005

Item 15. Exhibits and Financial Statement Schedules

1.   Please provide in your response letter a tabular presentation of each subsidiary not consolidated and 50 percent or less owned, showing your calculation of significance in accordance with Rule 1-02(w) of Regulation S-X, and your determination of whether you are required to include audited or unaudited financial statements. Refer to the guidance provided by Rule 3-09(a) and (b) of Regulation S-X.

2.   Please file a Form 10-KSB/A on EDGAR with audit reports that include the signatures of the registered public accounting firms who opined on the financial statements for Trapeza Capital Management, LLC, and Trapeza Management Group, LLC. Please refer to the guidance in Article 2-02(a)(2) of Regulation S-X.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant